MAIL STOP 3561

October 12, 2005

Mr. W. Edward Clingman, Jr.
Principal
Clingman & Hanger Management Associates, LLC
11038 Lakeridge Parkway, Suite 4
Ashland, VA 23005

> **Re: Fruit of the Loom Unsecured Creditors Trust**
> **Amendment No. 1 to Form 10-K**
> **Filed October 7, 2005**
> **File No. 001-08941**

Dear Mr. Clingman:

We have completed our review of your amended Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Michael P. Weiner, Pepper Hamilton LLP